[EBIX.COM LETTERHEAD]

NEWS RELEASE: For Immediate Release

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EBIX.COM INC.                   EBIX.COM:                           MILLER/SHANDWICK CONTACT:
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5 Concourse Pkwy.               Jeff Larson                         Daryl Richard/Joe Potvin
Suite 3200, Atlanta, GA 30328   Director - Strategic Alliances      (617) 536-0470
(678) 281-2020                  (678) 281-2038                      drichard @miller.shandwick.com
NASDAQ:  EBIX                   jlarson@ebix.com                    jpotvin@miller.shandwick.com

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          ALTAVISTA SELECTS EBIX.COM AS EXCLUSIVE INSURANCE MARKETPLACE
                     TO DELIVER PREMIER INSURANCE SERVICES

             AltaVista to feature ebix's Internet Insurance Exchange
                        and other ebix insurance content

ATLANTA, GA -- November 07, 2000 -- EBIX.COM INC. (NASDAQ: EBIX), the world's most comprehensive insurance portal, today announced it has entered into an alliance with ALTAVISTA COMPANY. Under the terms of the agreement, ebix.com will become the exclusive online insurance services provider for AltaVista's millions of unique users. Concurrent with the start of this alliance, ebix.com will launch their B2C Internet Insurance Exchange on AltaVista, which will deliver relevant insurance related content and quotes to AltaVista's users and others. AltaVista Company is the leading search service and information marketplace, ranked as the second most popular referring search engine according to StatMarket. AltaVista performs more than 50 million web search queries on an average day.

"AltaVista is the leader in search technology and we're committed to providing our users with the tools they need to find the information they are looking for," said Jeff Housenbold, vice president and general manager, Web & Enterprise Products and Marketing, AltaVista Company. "Our agreement with ebix.com will provide our users with not only the ability to quickly and easily search for a wealth of information on a variety of insurance related topics, but also to access a competitive array of insurance services that only ebix.com can provide."


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"Combining our depth of content and insurance relationships with an established and high quality search engine like AltaVista creates a truly valuable set of resources for consumers," said Robin Raina, president and CEO, ebix.com Inc. "This agreement is a great validation of ebix's position as the leading insurance marketplace."

With its unique market-making model, ebix functions as a non-aligned engine allowing consumers to buy insurance from a large aggregation of insurance carriers and agents, without getting involved in commissions. ebix.com is the largest insurance marketplace online, offering consumers access to over 1,000 agents representing nearly 2,000 different carriers, as well as 30 carriers quoting direct. Users in all 50 states and the District of Columbia can receive quotes on seven different lines of insurance: Auto, Home, Health, Life, Dental, Vision and Long Term Care.

AltaVista Company is the leading search service and information marketplace at HTTP://WWW.ALTAVISTA.COM, headquarted in Palo Alto, Calif.

ABOUT EBIX.COM:

ebix.com, an HP Enabled E-Service which ebix.com Inc. launched on September 8, 1999, is the only site on the Web to meet the insurance needs of both the consumer and the insurance professional. ebix.com includes a virtual marketplace, ebix.mall, where consumers can define their policy coverages and seek competitive quotes from a number of carriers or agents/brokers in a timeframe defined by the consumer. This allows consumers to compare prices in a non-threatening environment and buy insurance online if they so desire.

ebix.com offers consumers access to over 1,000 agents representing nearly 2,000 different carriers, as well as 30 carriers quoting direct. ebix.com also incorporates powerful and secure business tools for agents/brokers, including the workflow and management engine ebix.link. ebix.link is currently being piloted by a number of leading carriers and agents in the United States, drawing from ebix.com Inc.'s strong business relationships with six of the ten largest insurance agencies in the world and over 3,000 agencies in the United States. This workflow engine, launched in January, can save insurance professionals up to 70 percent in time, energy and costs associated with processing day-to-day transactions.


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ABOUT EBIX.COM INC.:

Founded in 1976, ebix.com Inc. - formerly known as Delphi Information Systems, Inc. (NASDAQ: EBIX - news) - is a leading international supplier of software and Internet solutions to the property & casualty insurance industry. The recent name change to ebix.com Inc. aligns the identity of the company with its strategic focus of using the Internet to enhance the way insurance business is transacted, through solutions that encompass both e-commerce and web-enabled agency management systems. An independent provider, ebix.com Inc. employs insurance and technology professionals who provide products, support and consultancy to over 3,000 customers on six continents. ebix.com Inc. is the only insurance software provider that offers agency/broker management systems created by insurance professionals to serve the unique needs of each insurance segment around the world. ebix.com Inc.'s agency management products feature fully customizable and scaleable software designed to improve the way insurance professionals manage all aspects of insurance distribution, including: marketing, sales, service, accounting and management.

 For more information on ebix.com Inc. products and services, call 678-281-2020 or visit the ebix.com Inc. web site at WWW.EBIX.COM.

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